SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  21 December 2011

Moody’s rating

Moody’s announced today its review of the credit rating attributed to Portugal Telecom SGPS, S.A. (“PT”) and the ratings of its fully owned subsidiary PT International Finance B.V. (“PTIF”), downgrading the long-term rating from Baa3 to Ba1. The outlook remains negative.

According to Moody’s, “although PT will sustain strong market positions, as a result of the transformation of the business model, and has been showing recently some improvements in its underlying operating performance, it does not have the unquestionable domestic strength or the geographic diversity to distance itself from the current and future credit environment implied by the sovereign’s Ba2 rating”.

Moody’s recognises “PT’s strong market positions in terms of both fixed-line and mobile, the success of its broadband and pay-TV strategies, as well as the fact that funding needs are covered through the end of 2013” and also that “underlying operating trends are improving from previous quarters, supported by PT’s past heavy investments in future proof technologies and the network and management’s strong determination to execute the strategy”. Notwithstanding, Moody’s believes that “financial ratios will remain weak as a result of both competitive and regulatory pressures and a likely further deterioration in domestic consumer and business spending”.

For further information, please refer to the Moody’s press release attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rating Action: Moody’s downgrades Portugal Telecom to Ba1; negative outlook

Global Credit Research - 21 Dec 2011

Madrid, December 21, 2011 — Moody’s Investors Service has today downgraded by one notch to Ba1 from Baa3 the senior unsecured long-term debt ratings of Portugal Telecom SGPS, SA (“PT”) and the ratings of its fully-owned subsidiary PT International Finance B.V. (“PTIF”). Simultaneously, Moody’s has withdrawn PT’s Baa3 issue rating and assigned to PT a corporate family rating (CFR) and probability of default Rating (PDR) of Ba1. The outlook remains negative.

RATINGS RATIONALE

Today’s rating downgrade reflects Moody’s expectation that, although PT will sustain strong market positions, as a result of the transformation of the business model, and has been showing recently some improvement in its underlying operating performance, it does not have the unquestionable domestic strength or the geographic diversity to distance itself from the current and future credit environment implied by the sovereign’s Ba2 rating. In addition, the company’s recent investment in Brazil might not represent as much of a short-term mitigant, as previously expected, to the increasing business risk in Portugal.

“Moody’s recognizes PT’s strong market positions in terms of both fixed-line and mobile, the success of its broadband and pay-TV strategies, as well as the fact that funding needs are covered through the end of 2013. However, the downgrade reflects Moody’s concern that the deteriorating macro environment in Portugal will impair the company’s ability to improve credit metrics going forward to offset increasing business risk in Portugal,” adds Carlos Winzer, the lead analyst for Portugal Telecom.

Although underlying operating trends are improving from previous quarters, supported by PT’s past heavy investments in future proof technologies and the network and management’s strong determination to execute the strategy, financial ratios will remain weak as a result of both competitive and regulatory pressures and a likely further deterioration in domestic consumer and business spending.

PT’s rating is positioned one notch above that of the Republic of Portugal (RoP), to reflect a range of factors including (i) the relatively resilient, albeit highly competitive, underlying business; (ii) PT’s leading market position supported by investments in innovation; (iii) its international diversification; (iv) management’s excellent track record in executing the company’s strategy under adverse circumstances; (v) high-quality infrastructure, which will support PT’s revenues in the future and help to partially mitigate the negative effects of the weak macro environment in Portugal; and (vi) the company’s strong liquidity, with its cash needs through the end of 2013 pre-funded. The Ba1 rating positioning, one notch above the sovereign, is in line with Moody’s previously published guidance for the most resilient companies that would normally be expected to have a rating no more than two notches higher than the government of the country where the majority of their business is located. Moody’s notes that the RoP’s own Ba2 rating carries a negative outlook, reflecting issues specific to the country itself as well as to the ongoing crisis in the euro area generally. That being said, Moody’s is cautiously optimistic that the Portuguese government is making slow but steady progress on its fiscal adjustment, indeed, the IMF and EU have just approved the second review of Portugal’s economic adjustment program.

Representing a substitution for its previous investment in Vivo, PT’s 25.3% investment in Brazilian subsidiary Oi for EUR3.7 billion enhances PT’s international diversification and positions it to take advantage of the growth opportunities in the fixed-line and mobile segments in Brazil, by contributing to the development of innovative and technologically advanced services for customers. However, Oi, with declining market shares in all business segments, faces significant challenges in Brazil, as evidenced by the company’s performance in Q3 2011, with its revenues declining by 2% compared with Q2 2011. Moody’s also takes into consideration PT’s proportional consolidation of its subsidiary oi, despite PT not having control of the company and expecting to benefit from limited cash up-streaming from the investment through dividends. Moody’s has analysed PT using both the proportional and the equity consolidation methods and considers that, even proportionally consolidating Oi, the financial and operating risks of PT group are no longer commensurate with the previous rating.

From a liquidity risk management perspective, Moody’s believes that PT’s liquidity profile should remain sound over the next 18 months. PT has no need to issue more debt until the end of 2013 and will only do so to take advantage of opportunities in the market. In Moody’s view, internal sources and availability under long-term committed lines of credit should enable PT to cover its debt maturities of approximately EUR2.6 billion over the next 18 months and other expected cash demands over this period. As of end October 2011, PT had approximately EUR4.6 billion in cash, after PT collecting from Telefónica on October 31st the remaining EUR2 billion cash pending from the Vivo disposal. PT also has undrawn standby facilities of EUR75 million, plus a signed three-year EUR1.2 billion syndicated bank facility. We also note that the EUR1.2 billion of the committed bank facility is spread out amongst some 8 international banks and, as per PT, the maximum committed amount for one individual bank is EUR150 million. This mitigates the risk of an eventual liquidity constraint derived from banks’ lack of access to liquidity to fund the commitment.

Whilst acknowledging PT’s business and geographical diversification, strong execution and its strong liquidity profile, Moody’s notes the company’s limited ability to disconnect itself from (i) stresses in the debt market for Portuguese issuers; and (ii) local economic and regulatory circumstances, which could worsen as a result of pressures on the sovereign.

Moody’s expects that PT will continue to take measures to sustain its EBITDA margins through further cost reductions, both in fixed and mobile, as done in the past, and to restrain capital spending if necessary to sustain adequate levels of free cash flow. Moody’s considers PT’s flexibility to cut capex as being substantial due to the investments the company has done in the modernization of its network and IT systems over the past two years.

The negative outlook reflects Moody’s expectation that PT’s financial ratios will remain relatively tight, with no headroom to absorb any increased competitive and/or regulatory pressures and weaker domestic consumer and business spending as a result of additional austerity measures and structural reforms to be implemented in Portugal in the short to medium term to address the country’s budgetary and economic problems.

A further rating downgrade could occur if PT’s performance significantly deteriorates beyond current expectations, (resulting, for example, in adjusted net leverage increasing to 3.25x or adjusted RCF/Net Debt decreasing to 15%) and/or should concerns develop at any point in time over liquidity or funding needs over the medium term. PT’s ratings could also be pressured in the event of any change in ratings of the RoP.

In light of today’s action, no upward rating changes are expected on PT’s ratings in the short-to-medium term. The outlook could, however, be stabilised if Moody’s perceived an improvement in the overall market conditions, including less pressure on revenues supported by improving consumer trends and a more benign competitive environment.

Moody’s views debt claims at financing subsidiary PTIF as having a more complicated route to the cash flow and assets of PT because this subsidiary is supported by a keep well agreement. However, the difference is not currently considered sufficient to warrant a notching distinction between PTIF and PT.

PRINCIPAL METHODOLOGY

The principal methodology used in rating PT was the Global Telecommunications Industry Methodology published in December 2010. Other methodologies used include Loss Given Default for Speculative-Grade Non-Financial Companies in the U.S., Canada and EMEA published in June 2009. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

Domiciled in Lisbon, PT is the leading telecommunications operator in Portugal, servicing 4.7 million fixed lines, which includes one million ADSL retail connections. In addition, PT had approximately 7.3 million mobile phone customers as of September 2011. Furthermore, PT has operations in other countries, including Brazil, Cape Verde, East Timor, Angola, Macau, Sao Tome and Principe, and Namibia. On 26 January 2011, PT announced the final agreement to acquire a 25% stake in Oi. PT’s annual revenues amounted to EUR3.7 billion (ex Vivo and ex Oi) as of December 2010.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

The rating has been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Information sources used to prepare the rating are the following : parties involved in the ratings, public information, and confidential and proprietary Moody’s Investors Service information.

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Moody’s Investors Service may have provided Ancillary or Other Permissible Service(s) to the rated entity or its related third parties within the two years preceding the credit rating action. Please see the special report “Ancillary or other permissible services provided to entities rated by MIS’s EU credit rating agencies” on the ratings disclosure page on our website www.moodys.com for further information.

Please see the ratings disclosure page on www.moodys.com for general disclosure on potential conflicts of interests.

Please see the ratings disclosure page on www.moodys.com for information on (A) MCO’s major shareholders (above 5%) and for (B) further information regarding certain affiliations that may exist between directors of MCO and rated entities as well as (C) the names of entities that hold ratings from MIS that have also publicly reported to the SEC an ownership interest in MCO of more than 5%. A member of the board of directors of this rated entity may also be a member of the board of directors of a shareholder of Moody’s Corporation; however, Moody’s has not independently verified this matter.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history.

The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Carlos Winzer

Senior Vice President

Corporate Finance Group

Moody’s Investors Service Espana, S.A.

Calle Principe de Vergara, 131, 6 Planta

Madrid 28002

Spain

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SUBSCRIBERS: 44 20 7772 5454

Paloma San Valentin

MD - Corporate Finance

Corporate Finance Group

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SUBSCRIBERS: 44 20 7772 5454

Releasing Office:

Moody’s Investors Service Espana, S.A.

Calle Principe de Vergara, 131, 6 Planta

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Spain

JOURNALISTS: 44 20 7772 5456

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© 2011 Moody’s Investors Service, Inc. and/or its licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.